Exhibit 99.1

Press release

ING Corporate Communications
Amsterdam, 4 August 2022

ING posts 2Q2022 net result of €1,178 million, supported by increased income and modest risk costs

2Q2022 profit before tax of €1,743 million; capital position remains strong with a 14.7% CET1 ratio

- Higher net interest income, supported by an increase in liability margins
- Increases in both customer lending and customer deposits highlight the strength of our universal banking model
- Risk costs in the quarter were modest as book quality remains strong
- Hyperinflationary conditions in Turkey require application of IAS 29, which combined with a goodwill impairment had an impact of €-277 million on net profit, but the impact on CET1 was slightly positive
- ING declares interim cash dividend of €0.17 per ordinary share

CEO statement

"The backdrop to ING's performance in the second quarter of 2022 was one of ongoing geopolitical uncertainty and pressure on the global economy," said ING CEO Steven van Rijswijk. "Despite these difficult operating conditions, I'm pleased with our results. I believe resilience and adaptability are two of ING's core strengths, and we showed these qualities once again by growing our primary customer base by 228,000 since the first quarter and continuing to diversify our revenues, with fee income up 4% year-on-year. Our resilience is underpinned by our strong capital position and risk management framework, with limited risk costs in the second quarter. There was a small quarter-on-quarter rise in underlying expenses, but that was well below inflation.

"At our Investor Update in June, I was proud that we were able to show how well ING has performed on many key financial metrics over the past few years, including during the pandemic. Looking ahead, we aim to reinforce our position as the leading universal bank in Europe by focusing on delivering value through our Retail Banking and Wholesale Banking businesses. The strength of our Wholesale Bank is in its blend of global reach, local knowledge and sector expertise, and during this quarter Wholesale Banking increased its income contribution by €338 million compared with the second quarter of last year. In Retail Banking we're focusing our capital, cost and efforts on where we can build sufficient local scale. In this way we can offer truly superior customer propositions, attract and retain the right talent, and achieve good returns.

"Our strong commercial performance in this quarter flows from our overarching strategic priorities: to provide a superior customer experience and put sustainability at the heart of what we do. This is how we aim to make a difference for people and the planet. We continue to invest in a customer experience that's relevant, easy, personal and instant, tailored to the needs of our customer segments. Our strong, scalable technology and operations foundation facilitates digital innovation, which in turn leads to impactful improvements for customers. Examples from the second quarter include a more digital mortgage application process in Romania and Belgium, new easy payment possibilities in the Dutch app, and account aggregation in Spain. When it comes to sustainability, we have committed to aligning with climate goals limiting the rise in global temperatures to 1.5 degrees Celsius. We've therefore set intermediate sector-specific goals for 2030 that match a global emissions decrease of 45% compared to 2010 levels.

"The economic and political challenges the world is facing will likely persist for the foreseeable future. Despite this unsettling outlook, I'm confident in ING's ability to provide the necessary support to our customers and to continue to create value for all stakeholders, while intensifying our efforts in the fight against climate change."

Investor enquiries
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Analyst call
4 August 2022 at 9:00 am CET
Live audio webcast at www.ing.com
+31 20 709 5189 (NL), PIN code: 92872479#
+44 333 300 0804 (UK), PIN code: 92872479#
(Registration required via invitation)

Media call
4 August 2022 at 11:00 am CET
Live audio webcast at www.ing.com
+31 20 709 5189 (NL), PIN code: 30465557#
+44 333 300 0804 (UK), PIN code: 30465557#

Business Highlights

Primary customers	Net result	CET1 ratio
14.2 mln +228,000 since 1Q2022	**€1,178 mln** -19% vs 2Q2021	**14.7%** -0.2%-point vs 1Q2022
Mobile-only customers	**Fee income**	**Return on equity (4-qtr rolling avg)**
53% in % of total active customers vs 52% at 1Q2022	**€888 mln** +4% vs 2Q2021	**7.5%** -0.2%-point vs 2Q2021

Customer experience

NPS score:

Ranked #1 in 5 of 10 Retail markets

(excl. France and the Philippines)

In the second quarter we grew our primary customer base by 228,000, with notable increases in the Netherlands, Turkey, Poland and Germany. These customers chose ING as their main bank or expanded their relationship with us, which, together with our high NPS rankings, shows the appeal of the ING brand and our digital customer experience. We want to stand out with a superior experience that is relevant, easy, personal and instant, and a great experience is often about the details. In the past quarter we introduced several small but impactful improvements across ING. For example, in Romania we're the first bank to make the start of the mortgage application fully digital with online financial pre-approval. And in Belgium, we've improved our online mortgage simulation tool so customers can get their borrowing estimate up to 80% faster. We've also made it easy to split a bill between multiple people when using the payment request feature in our Dutch banking app. For small businesses in Germany, we launched Flexkredit, a fully digital and flexible revolving loan for sellers that use Amazon Germany's marketplace. Flexkredit is part of the expansion of our exclusive partnership with Amazon. And in Spain, the Aggregation feature allows customers to link any accounts they have at other banks with their ING app to obtain a full financial picture.

Sustainability

Sustainability deals supported by ING:

128 in 2Q22

vs 129 in 2Q21

Sustainability is at the heart of what we do, and we've set a number of targets to guide us in achieving our aim of being a banking leader in the fight against climate change. Besides setting intermediate targets for our lending book on the way to reaching net zero by 2050, we aim to mobilise €125 billion annually in sustainable finance (via loans, capital markets, derivatives and advisory) by 2025 to support our Wholesale Banking clients in making the necessary transition to future-proof their business models and operations. In the first half of 2022 we mobilised €40 billion. Another 2025 target is to offer €1 billion in annual new green financing for small- and medium-sized businesses in the Netherlands, with similar targets for other markets to follow.

Collaboration is an essential part of our approach to climate action, as no sector or company can solve the world's problems alone. We recently joined the Center for Climate-Aligned Finance as a strategic partner, building on our leading roles in climate-alignment working groups for the steel, shipping and, most recently, aluminium sectors. Together with other leading financiers to those carbon-intensive sectors, we are working to establish the measurement methodology, governance structures, and emissions data and reporting frameworks that are necessary for financial institutions to support the transition to net-zero emissions.

Our sustainability efforts aren't only about our climate action. There are also the social aspects of helping customers and society stay a step ahead of the challenges they're facing. As an example, ING acted as joint lead manager, joint bookrunner and joint social structuring advisor for First REIT's S$100 million credit guarantee and investment facility (CGIF). The proceeds of this guaranteed social bond, the first healthcare social bond in Singapore, will support intra-regional efforts to contain Covid-19 and accelerate the achievement of the United Nations' Sustainability Development Goals of 'Good Health and Well-being' in First REIT's key markets of Singapore, Indonesia and Japan.

2 ING Press Release 2Q2022

Consolidated Results

Consolidated results	2Q2022	2Q2021	Change	1Q2022	Change	1H2022	1H2021	Change
Profit or loss (in € million)								
Net interest income	3,465	3,340	3.7%	3,415	1.5%	6,880	6,853	0.4%
Net fee and commission income	888	855	3.9%	933	-4.8%	1,822	1,710	6.5%
Investment income	31	10	210.0%	29	6.9%	60	49	22.4%
Other income	297	312	-4.8%	222	33.8%	519	608	-14.6%
Total income	**4,682**	**4,517**	**3.7%**	**4,600**	**1.8%**	**9,282**	**9,219**	**0.7%**
Expenses excl. regulatory costs	2,524	2,372	6.4%	2,296	9.9%	4,820	4,801	0.4%
Regulatory costs[1]	214	172	24.4%	649	-67.0%	863	759	13.7%
Operating expenses	**2,738**	**2,543**	**7.7%**	**2,945**	**-7.0%**	**5,682**	**5,560**	**2.2%**
Gross result	**1,944**	**1,973**	**-1.5%**	**1,655**	**17.5%**	**3,599**	**3,659**	**-1.6%**
Addition to loan loss provisions[2]	202	-91		987	-79.5%	1,189	131	807.6%
Result before tax	**1,743**	**2,065**	**-15.6%**	**668**	**160.9%**	**2,411**	**3,528**	**-31.7%**
Taxation	530	566	-6.4%	194	173.2%	724	1,005	-28.0%
Non-controlling interests	34	40	-15.0%	46	-26.1%	80	59	35.6%
Net result	**1,178**	**1,459**	**-19.3%**	**429**	**174.6%**	**1,606**	**2,464**	**-34.8%**
Profitability and efficiency								
Interest margin	1.36%	1.36%		1.37%		1.37%	1.41%	
Cost/income ratio	58.5%	56.3%		64.0%		61.2%	60.3%	
Risk costs in bps of average customer lending	13	-6		62		37	4	
Return on equity based on IFRS-EU equity[3]	9.2%	11.2%		3.3%		6.2%	9.5%	
ING Group common equity Tier 1 ratio	14.7%	15.7%		14.9%		14.7%	15.7%	
Risk-weighted assets (end of period, in € billion)	335.9	308.6	8.9%	334.9	0.3%	335.9	308.6	8.9%
Customer balances (in € billion)								
Customer lending	642.9	616.3	4.3%	633.9	1.4%	642.9	616.3	4.3%
Customer deposits	642.1	620.6	3.5%	629.9	1.9%	642.1	620.6	3.5%
Net core lending growth (in € billion)[4]	10.1	-3.7		0.4		10.4	14.1	
Net core deposits growth (in € billion)[4]	8.1	4.9		-0.7		7.5	13.0	

[1] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[2] The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs.
[3] Annualised net result divided by average IFRS-EU shareholders' equity excluding reserved profits not included in CET1 capital.
[4] Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run-off portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run-off portfolios.

Application of IAS 29 (hyperinflation accounting)

As the cumulative inflation in Turkey over the last three years has exceeded 100%, ING Group will apply IAS 29 ('Financial Reporting in Hyperinflationary Economies') to the consolidation of its subsidiary in Turkey, effective as of 1 January 2022 and likely to be applied in the coming quarters.

The application of IAS 29 resulted in a negative accounting impact on ING Group's net result in 2Q2022 of €-244 million, reflecting the adjustments for changes in the general purchasing power of the Turkish lira. This negative impact in P&L is more than offset by a positive adjustment in equity. Therefore, the impact from hyperinflation accounting on CET1 capital is slightly positive. The negative accounting impact on P&L is recorded in the Corporate Line and is largely reflected in other income (€-247 million), in net interest income (€+15 million) and in operating expenses (€+11 million).

Furthermore, 2Q2022 results include €32 million in the Corporate Line for the impairment of the goodwill allocated to Turkey, recorded in operating expenses.

In line with ING's distribution policy, the combined impact of €-277 million for the application of hyperinflation accounting and the goodwill impairment is treated as a significant item not linked to the normal course of business. It will therefore not affect resilient net profit and shareholders' distribution.

Total income

Total income in 2Q2022 was strong at €4,682 million, supported by higher net interest income, robust fee and commission income and strong trading results. These factors more than compensated for the impact from hyperinflation accounting. Excluding this IAS 29 impact, as well as the €150 million impairment on TTB recorded in 1Q2022 and a receivable related to an insolvency of €72 million in 2Q2021, total income was up 10.5% year-on-year and rose 3.4% quarter-on-quarter.

Net interest income increased to €3,465 million in 2Q2022, reflecting higher net interest income on liabilities (which was supported by a further recovery of liability margins as interest rates rose) and higher Treasury-related interest results. Net interest income from mortgages declined, as funding costs increased and income from prepayment penalties further declined. Interest income from other lending was relatively stable, as higher average volumes almost fully compensated for lower margins.

Compared with the previous quarter, net interest income was supported by higher interest income on liabilities because of an improvement in margins coupled with slightly higher volumes. This more than compensated for a decline in interest income on mortgages.

ING Press Release 2Q2022

3

4 ING Press Release 2Q2022 Consolidated Results Net interest income in 2Q2022 included a €76 million ECB funding rate bene fi t from the TLTRO III programme compared with an €83 million bene fi t in 2Q2021 and €82 million in 1Q2022. The net interest margin was 1.36% in 2Q2022, down slightly from 1.37% in the prior quarter, as the growth in net interest income did not fully o ﬀ set the increase in the average balance sheet. In line with the previous quarter, the TLTRO III bene fi t contributed three basis points to the net interest margin. Net interest income (in € million) and net interest margin (in %) 4,000 3,500 3,000 2,500 2,000 3,374 3,465 3,415 3,340 3,388 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 Net interest income Net interest margin Net interest margin 4 - quarter rolling average 1.39% 1.36% 1.37% 1.40% 1.40% 1.37% 1.37% 1.37% 1.38% 1.36% Net core lending growth was €10.1 billion in 2Q2022. Net core lending represents customer lending growth adjusted for currency impacts and excludes developments in Treasury lending and in the run - o ﬀ portfolios. Net core lending growth in Retail Banking was €7.1 billion and consisted of €4.1 billion of growth in residential mortgages (primarily in Germany, the Netherlands and Australia) and €3.0 billion of growth in other retail lending (mainly in Belgium and the Netherlands). In Wholesale Banking, net core lending growth was €3.0 billion. Net core deposits growth, which excludes FX impacts and movements in Treasury deposits and the run - o ﬀ portfolio in France, was €8.1 billion in 2Q2022. The growth in Retail Banking amounted to €8.7 billion, partly re fl ecting the seasonal e ﬀ ect of the payment of holiday allowances in the Netherlands. Furthermore, Germany recognised a net in fl ow after the announcement that from July 2022 the threshold for negative rate charging would be increased from €50,000 to € 500 , 000 . Wholesale Banking recorded a net out fl ow of € 0 . 6 billion, as balances in Daily Banking & Trade Finance declined slightly from the high levels seen at the end of 1 Q 2022 . Net fee and commission income amounted to €888 million, a growth of 3.9% compared with 2Q2021. Retail Banking showed a 10.3% year - on - year increase in fee income, with strong growth in daily banking fees due to higher fees for payment packages and new service fees. This was partly o ﬀ set by a decline in fees on investment products, as stock markets declined and trading activity was lower. Fee income for Wholesale Banking decreased 7.3% year - on - year, mainly due to a lower deal fl ow in Global Capital Markets and in Corporate Finance. Compared with 1Q2022, total fee and commission income decreased 4.8%. Higher daily banking fees could not fully compensate for lower fees on investment products and a decline in syndicated fi nance and in Global Capital Markets deals, re fl ecting the general negative situation in the market. Investment income amounted to €31 million, re fl ecting higher dividend income from investments. Other income was €297 million in 2Q2022 and included € - 247 million IAS 29 impact. Year - on - year, other income was supported by strong trading results and positive marked - to - market adjustments in Financial Markets, while 2Q2021 had included a €72 million receivable due to a recovery from the insolvency of a fi nancial institution in the Netherlands. Compared with 1Q2022, other income was primarily supported by strong Financial Markets results, while the previous quarter had included a €150 million impairment on ING’s equity stake in TTB. 1.80 1.65 1.50 Operating expenses 1.35 Total operating expenses were €2,738 million, including €159 1.20 million of incidental cost items and higher regulatory costs due to a one - o ﬀ in Poland of €92 million. Excluding regulatory costs and incidental items, expenses were well contained with an increase of 1.4% year - on - year, well below in fl ation. The increase mainly re fl ected the impact of salary increases driven by CLAs and indexation, partly o ﬀ set by the bene fi ts from cost - savings initiatives and our exits from certain retail markets. Sequentially, expenses excluding regulatory costs and incidental items rose 3.0%; next to higher sta ﬀ costs, this also re fl ected an increase in legal provisions in Wholesale Banking. Operating expenses (in € million) 1,500 2,000 2,500 3,000 2,296 649 159 214 2,365 2,333 172 2,331 121 233 2,396 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 Expenses excl. regulatory costs and incidental items Regulatory costs Incidental items 385 166 39 The €159 million of incidental cost items recorded in this quarter included €97 million of restructuring costs in Retail Belgium, mainly related to the optimisation of the branch network. In Retail Other Challengers & Growth Markets, €18 million of restructuring provisions were booked, related to the announced discontinuation of our retail banking activities in the Philippines and the refocusing of our partnership for insurance propositions. The Corporate Line included a €11 million hyperin fl ation impact and €32 million for the impairment of the goodwill allocated to Turkey. The second quarter of 2021 had included €39 million of incidental cost items related to redundancy and restructuring costs in Retail Netherlands as well as an impairment in the Corporate Line. In 1Q2022, there were no incidental cost items. Regulatory costs were €214 million and increased year - on - year, re fl ecting a €92 million one - o ﬀ contribution to the new Institutional Protection Scheme in Poland. This was partially

5 ING Press Release 2Q2022 Consolidated Results o ﬀ set in this quarter by a lower contribution to the deposit guarantee scheme (DGS) in Poland. In 2Q2021, regulatory costs in Germany included a catch - up of €30 million in the DGS contribution following the Greensill insolvency. Compared with 1Q2022, regulatory costs declined as ING is required to recognise certain annual charges in full in the fi rst quarter of the year. Addition to loan loss provisions Net additions to loan loss provisions amounted to €202 million in 2Q2022, which is equivalent to 13 basis points of average customer lending. Risk costs were signi fi cantly lower than in 1Q2022, when €987 million of risk costs had been recognised, of which €834 million was related to our Russia - related exposure. This included a €297 million management overlay, which was released this quarter and largely replaced by provisions based on individual client assessments. Combined with a decrease in our Russia exposure, this led to a net reduction of €117 million in loan loss provisions for Russia. Return on IFRS - EU equity (quarter) Return on IFRS - EU equity (4 - quarter rolling average) The majority (€152 million) of the (mainly) Covid - 19 related overlays taken in previous quarters was also released. These were replaced by a new overlay of €268 million to re fl ect the risks from secondary impacts (such as an increase in energy prices, higher interest rates and in fl ation, as well as supply chain disruptions), resulting in a net addition of €116 million. Furthermore, the more negative macroeconomic indicators had a signi fi cant impact on loan loss provisions this quarter, resulting in a net addition of € 181 million . Total net additions to Stage 3 provisions in 2Q2022 were €230 million and were mainly related to a few individual clients in Wholesale Banking, including a net addition of €58 million on our Russia - related exposure. Stage 1 and Stage 2 risk costs (including o ﬀ - balance - sheet provisioning and modi fi cations) were € - 28 million. This amount mainly includes releases on our Russia - related exposure and on Covid - related sector overlays that had been applied in previous quarters. It furthermore includes the aforementioned additions for the update of macroeconomic indicators and management overlays to re fl ect the challenging market conditions. Addition to loan loss provisions (in € million) - 500 0 500 1,000 - 91 39 987 346 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 Stage 3 2%#  9 A ',!*3"',% - oR * ,!#R1&##2 '1) ! - 121 ', .1 - $ 4#0%# !312 - +#0 *#,"',% I ,,3 *'1#"K - 50 0 50 100 62 3 22 - 6 202 13 Net result The net result in 2Q2022 was €1,178 million, which was below that of 2Q2021 and mainly re fl ects the impact of hyperin fl ation accounting this quarter, whereas 2Q2021 had included a net release in risk costs. The net result rose compared with 1Q2022, which contained high Russia - related risk costs, the impairment on TTB and seasonally high regulatory costs. The e ﬀ ective quarterly tax rate was 30.4% compared with 27.4% in 2Q2021 and 29.0% in 1Q2022. The relatively high tax rate in this quarter is explained by the fact that the hyperin fl ation impact is not tax - deductible. Return on equity ING Group (in %) 0 5 10 15 2Q2021 3Q2021 4Q2021 1Q2022 2Q2022 9.2 7.2 3.3 9.2 8 .0 7 .5 10.4 8.8 11.2 7.7 In 2Q2022, ING’s return on average IFRS - EU equity was 9.2%. On a four - quarter rolling average basis, the return on ING’s average IFRS - EU equity declined to 7.5% from 8.0% in the previous period. This was due to a lower four - quarter rolling average net result. ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'reserved pro fi t not included in CET1 capital', which amounted to €965 million as per the end of 2Q2022. This fi gure re fl ects 50% of the resilient net pro fi t in the fi rst half of 2022, which has been reserved for distribution in line with our policy. Resilient net pro fi t is de fi ned as net pro fi t adjusted for signi fi cant items that are not linked to the normal course of business. In line with this de fi nition, the combined impact of hyperin fl ation accounting and the impairment on the goodwill allocated to Turkey (which together has a slightly positive impact on capital) has been excluded. That explains why resilient net pro fi t is €277 million higher than net pro fi t. Dividend In line with our distribution policy, an interim dividend over 1H2022 of €0.17 per ordinary share will be paid on 15 August 2022 (representing approximately 1/3 of the 1H2022 resilient net pro fi t).

Consolidated Balance Sheet

Consolidated balance sheet

in € million	30 Jun. 22	31 Mar. 22	31 Dec. 21
Assets			
Cash and balances with central banks	126,030	131,374	106,520
Loans and advances to banks	22,966	26,180	23,592
Financial assets at fair value through profit or loss	138,628	128,397	101,956
- trading assets	60,733	55,609	51,381
- non-trading derivatives	2,693	1,868	1,536
- designated as at fair value through profit or loss	6,565	6,409	6,355
- mandatorily at fair value through profit or loss	68,636	64,512	42,684
Financial assets at fair value through OCI	30,745	29,825	30,635
- equity securities fair value through OCI	2,065	2,539	2,457
- debt securities fair value through OCI	27,876	26,468	27,340
- loans and advances fair value through OCI	805	819	838
Securities at amortised cost	48,371	48,214	48,319
Loans and advances to customers	637,000	628,072	627,508
- customer lending	642,867	633,850	632,782
- provision for loan losses	-5,867	-5,778	-5,274
Investments in associates and joint ventures	1,477	1,490	1,587
Property and equipment	2,562	2,540	2,515
Intangible assets	1,119	1,136	1,156
Other assets	11,167	10,694	7,502
Total assets	**1,020,064**	**1,007,922**	**951,290**

	30 Jun. 22	31 Mar. 22	31 Dec. 21
Liabilities			
Deposits from banks	90,513	88,742	85,092
Customer deposits	642,076	629,870	617,296
- savings accounts	306,629	307,981	314,893
- credit balances on customer accounts	290,285	285,663	279,805
- corporate deposits	43,665	35,157	22,174
- other	1,497	1,069	424
Financial liabilities at fair value through profit or loss	107,982	99,367	71,041
- trading liabilities	45,261	34,627	27,113
- non-trading derivatives	4,501	2,661	2,120
- designated as at fair value through profit or loss	58,219	62,079	41,808
Other liabilities	18,856	20,368	14,707
Debt securities in issue	93,123	99,111	91,784
Subordinated loans	15,473	16,388	16,715
Total liabilities	**968,023**	**953,846**	**896,635**
Equity			
Shareholders' equity	51,628	53,475	53,919
Non-controlling interests	413	601	736
Total equity	**52,042**	**54,076**	**54,654**
Total liabilities and equity	**1,020,064**	**1,007,922**	**951,290**

Balance sheet

In 2Q2022, ING's balance sheet increased by €12.1 billion to €1,020.1 billion, including €7.4 billion of positive currency impacts (as the USD and some other currencies appreciated against the euro). The increase was mainly due to higher financial assets at fair value through profit or loss (primarily trading assets and reverse repos mandatorily at fair value through profit or loss) and higher customer lending. These increases were partly offset by lower cash and balances with central banks and lower loans and advances to banks. Customer lending grew by €9.0 billion, including €3.7 billion of positive currency impacts. Residential mortgages decreased by €1.7 billion as the €4.7 billion negative fair value adjustment of the hedged portion of the mortgage portfolio (related to higher interest rates) more than offset €3.1 billion of growth in other residential mortgages (mainly in Retail Germany). Excluding residential mortgages, other customer lending increased by €10.7 billion, mainly in Wholesale Banking (Lending and Working Capital Solutions).

On the liability side of the balance sheet, the main increases were observed in customer deposits and financial liabilities at fair value through profit or loss (higher trading liabilities). These increases were partly offset by lower debt securities in issue (due to a reduction of certificates of deposits and commercial paper) and a decrease in subordinated loans (which included the call of a $1.0 billion additional Tier 1 bond on 16 April). Customer deposits rose by €12.2 billion (including negligible currency impacts). This growth was mainly caused by increases in Treasury (short-term) and in Retail Banking (excluding Treasury). The latter included growth in the Netherlands, mainly due to the seasonal effect of the payment of holiday allowances in the Netherlands, the impact of which was partly offset by an outflow in Retail France following ING's decision to discontinue its retail activities in France before the end of 2022. Retail Germany had a slight increase in customer deposits in 2Q2022 after the announcement in May that the threshold for negative interest rates would be raised from €50,000 to €500,000 per 1 July 2022.

Shareholders' equity

Change in shareholders' equity

in € million	2Q2022	1H2022
Shareholders' equity beginning of period	**53,475**	**53,919**
Net result for the period	1,178	1,606
(Un)realised gains/losses fair value through OCI	-196	-263
(Un)realised other revaluations	-9	-9
Change in cashflow hedge reserve	-987	-2,076
Change in liability credit reserve	73	220
Defined benefit remeasurement	29	33
Exchange rate differences	1,422	1,549
Change in treasury shares	-225	-365
Change in employee stock options and share plans	5	13
Dividend	-2,419	-2,419
Opening B/S impact of IAS 29 on retained earnings	-563	-563
Other changes	-155	-16
Total changes	**-1,847**	**-2,290**
Shareholders' equity end of period	**51,628**	**51,628**

Shareholders' equity in 2Q2022 decreased by €1,847 million, including €2,799 million of capital distribution, consisting of the €1,545 million payment of the final dividend over 2021, €874 million of additional dividend and €380 million for the

6

ING Press Release 2Q2022

7 ING Press Release 2Q2022 Consolidated Balance Sheet share buyback which started on 6 May 2022. A decline in the cash fl ow hedge reserve of € - 987 million (related to increased interest rates) and the opening balance sheet impact of IAS 29 on retained earnings of € - 563 million also contributed to the decrease. The main o ﬀ sets came from €1,422 million of positive exchange rate di ﬀ erences (including a €924 million IAS 29 restatement impact in the currency translation reserves, so that overall IAS 29 impact on equity was slightly positive) and the second - quarter 2022 net result of €1,178 million. Shareholders’ equity per share decreased to €13.79 on 30 June 2022 from €14.20 on 31 March 2022.

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Jun. 2022	31 Mar. 2022
Shareholders' equity (parent)	51,628	53,475
- Interim profits not included in CET1 capital[3]	-965	-1,783
- Other regulatory adjustments	-1,249	-1,786
Regulatory adjustments	-2,214	-3,568
Available common equity Tier 1 capital	**49,414**	**49,907**
Additional Tier 1 securities[4]	6,461	6,046
Regulatory adjustments additional Tier 1	59	59
Available Tier 1 capital	**55,935**	**56,012**
Supplementary capital - Tier 2 bonds[4]	9,168	9,178
Regulatory adjustments Tier 2	-44	-49
Available Total capital	**65,059**	**65,141**
Risk-weighted assets	335,898	334,905
Common equity Tier 1 ratio	**14.7%**	**14.9%**
Tier 1 ratio	16.7%	16.7%
Total capital ratio	19.4%	19.5%
Leverage Ratio	**5.1%**	**5.7%**

[3] The interim profits not included in CET1 capital as per 30 June 2022 amounted to €965 million, of which €727 million relates to the 2Q2022 result, €214 million to the 1Q2022 result and €24 million to the remainder of the 2021 result.
[4] All AT1 & T2 securities are CRR/CRD IV-compliant.

Capital ratios

The CET1 ratio decreased to 14.7% due to lower CET1 capital and higher RWA. CET1 capital decreased mainly due to the distribution of an additional €1.25 billion in capital, which was only partly offset by the inclusion of €0.5 billion of interim profits.

The reduction of the Tier 1 ratio mirrors trends in the CET1 ratio, but it was partly offset by the appreciation of the USD. The decrease in the Total capital ratio includes the redemption of a JPY Tier 2 private placement (€0.1 billion).

The leverage ratio decreased because the ECB's Covid-19 relief measure to exclude certain central bank exposure (1Q2022: €115 billion) expired as from 1 April 2022. Without this exclusion, the leverage ratio remained stable compared with the previous quarter.

Risk-weighted assets (RWA)

The increase in total RWA of €1.0 billion reflects higher market RWA and FX impact.

ING Group: Composition of RWA		
in € billion	30 Jun. 2022	31 Mar. 2022
Credit RWA	288.3	288.4
Operational RWA	30.7	32.9
Market RWA	16.9	13.6
Total RWA	**335.9**	**334.9**

The FX impact on credit RWA was €4.5 billion, mainly driven by appreciation of the USD. Excluding currency impacts, credit RWA decreased by €4.6 billion, mainly due to a better overall profile of the loan book (€-6.3 billion, partly driven by improvements on our Russia-related exposure) and model impacts (€-2.0 billion). These decreases were partly offset by higher lending volumes (€3.1 billion), which were mainly visible in Wholesale Banking.

The decrease in operational RWA (€-2.2 billion) was due to regular updates to the AMA model. The increase in market RWA (€3.4 billion) was mainly due to the implementation of EBA guidelines on the treatment of structural FX positions. The impact thereof was partly offset by being able to consolidate positions and apply netting across legal entities, mainly reflected in Financial Markets.

Distribution

In line with our distribution policy, an interim dividend over 1H2022 of €0.17 per ordinary share will be paid on 15 August 2022 (representing approximately 1/3 of the 1H2022 resilient net profit).

ING has reserved €727 million of the 2Q2022 net profit for distribution. The resilient net profit in 2Q2022 (which is defined as net profit adjusted for significant items not linked to the normal course of business) was €1,454 million. This amount includes a positive adjustment to the reported net result of €277 million related to hyperinflation accounting according to IAS 29 and the impairment of the goodwill allocated to Turkey.

The distribution of an additional €1.25 billion in capital, as announced on 6 May 2022, was completed. A cash dividend of €0.232 per share was paid on 18 May 2022 and a total number of 40.7 million ordinary shares for the remaining amount of €380 million had been repurchased by 14 July 2022.

CET1 requirement

ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including buffer requirements) of 10.51% (1Q2022: 10.51%).

ING's fully-loaded CET1 requirement increased to 10.94% (1Q2022: 10.72%) as various macro prudential authorities

8

ING Press Release 2Q2022

Capital, Liquidity and Funding

announced an increase in the countercyclical buffer (which generally has a one-year phase-in period).

TLAC and MREL requirements

Minimum Required Eligible Liabilities (MREL) and Total Loss-Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

Intermediate MREL requirements are 27.32% of RWA and 5.97% of the leverage exposure. The MREL surplus based on RWA increased, mainly driven by the issuance of a green senior debt instrument (€1.5 billion). The MREL surplus based on LR mirrors trends in the leverage ratio.

ING Group: MREL requirement

in € million	30 Jun. 2022	31 Mar. 2022
MREL capacity	104,743	102,016
MREL (as a percentage of RWA)	31.2%	30.5%
MREL (as a percentage of leverage exposure)	9.6%	10.4%
MREL surplus (shortage) based on LR	**39,273**	**43,465**
MREL surplus (shortage) based on RWA	**12,975**	**10,529**

Prevailing TLAC requirements are 23.03% of RWA and 6.75% of leverage exposure (LR). The development in TLAC ratios mirrors the trends in MREL.

ING Group: TLAC requirement

in € million	30 Jun. 2022	31 Mar. 2022
TLAC capacity	104,091	101,439
TLAC (as a percentage of RWA)	31.0%	30.3%
TLAC (as a percentage of leverage exposure)	9.5%	10.3%
TLAC surplus (shortage) based on LR	**30,068**	**35,238**
TLAC surplus (shortage) based on RWA	**26,743**	**24,319**

Liquidity and funding

In 2Q2022, the 12-month moving average Liquidity Coverage Ratio (LCR) decreased from 138% to 136% due to higher stressed outflow.

LCR 12-month moving average

in € billion	30 Jun. 2022	31 Mar. 2022
Level 1	167.4	160.6
Level 2A	6.1	5.3
Level 2B	5.7	5.8
Total HQLA	**179.2**	**171.7**
Stressed Outflow	**225.5**	**214.8**
Stressed Inflow	**93.8**	**90.5**
LCR	**136%**	**138%**

In line with the Net Stable Funding Ratio (NSFR) regulatory requirement, which has been effective since 2Q2021, in 2Q2022 the NSFR of ING remained comfortably above the regulatory minimum of 100%. The funding mix remained largely stable in 2Q2022. A slight decrease in CD/CPs was observed, compensated by an increase in the share of corporate deposits.

ING Group: Loan-to-deposit ratio and funding mix

in %	30 Jun. 2022	31 Mar. 2022
Loan-to-deposit ratio	0.99	1.00
Funding mix		
Customer deposits (retail)	48%	48%
Customer deposits (corporate)	23%	22%
Lending / repurchase agreement	8%	8%
Interbank	9%	9%
CD/CP	3%	4%
Long-term senior debt	8%	8%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position increased by €2.8 billion from the end of 1Q2022. The increase was driven by a €1.5 billion Senior HoldCo issuance in Green format, a €1.0 billion covered bond issuance in Belgium and a €0.8 billion covered bond issuance in Australia. Maturities in 2Q2022 totalled €1.3 billion.

Long-term debt maturity ladder per currency, 30 June 2022

in € billion	Total	'22	'23	'24	'25	'26	'27	>'27
EUR	55	0	5	1	5	5	5	34
USD	21	1	3	1	0	4	3	8
Other	9	0	1	1	1	2	0	3
Total	**84**	**2**	**9**	**3**	**6**	**11**	**8**	**45**

Ratings

The ratings and outlook from S&P, Moody's and Fitch remained unchanged during the quarter.

Credit ratings of ING on 3 August 2022

	S&P	Moody's	Fitch
ING Groep N.V.			
Issuer rating			
Long-term	A-	n/a	A+
Short-term	A-2	n/a	F1
Outlook	Stable	Stable[1]	Stable
Senior unsecured rating	A-	Baa1	A+
ING Bank N.V.			
Issuer rating			
Long-term	A+	A1	AA-
Short-term	A-1	P-1	F1+
Outlook	Stable	Stable	Stable
Senior unsecured rating	A+	A1	AA-

[1] Outlook refers to the senior unsecured rating.

ING Press Release 2Q2022 9

Risk Management

ING Group: Total credit outstandings[1]	Credit outstandings		Stage 2		Stage 2 ratio		Stage 3		Stage 3 ratio	
in € million	30 Jun. 2022	31 Mar. 2022	30 Jun. 2022	31 Mar. 2022	30 Jun. 2022	31 Mar. 2022	30 Jun. 2022	31 Mar. 2022	30 Jun. 2022	31 Mar. 2022
Residential mortgages	325,543	322,573	9,769	9,277	3.0%	2.9%	3,140	3,406	1.0%	1.1%
of which Netherlands	112,518	112,053	2,703	2,773	2.4%	2.5%	686	786	0.6%	0.7%
of which Belgium	42,690	42,242	4,295	3,763	10.1%	8.9%	1,211	1,267	2.8%	3.0%
of which Germany	88,745	86,969	1,302	1,326	1.5%	1.5%	348	366	0.4%	0.4%
of which Rest of the world	81,590	81,309	1,469	1,415	1.8%	1.7%	896	987	1.1%	1.2%
Consumer lending	26,815	26,604	1,876	2,263	7.0%	8.5%	1,120	1,156	4.2%	4.3%
Business lending	101,634	98,959	10,534	10,877	10.4%	11.0%	2,953	3,004	2.9%	3.0%
of which business lending Netherlands	37,093	36,387	4,442	4,616	12.0%	12.7%	731	788	2.0%	2.2%
of which business lending Belgium	45,750	44,173	4,273	4,465	9.3%	10.1%	1,561	1,539	3.4%	3.5%
Other retail banking	51,563	50,985	620	708	1.2%	1.4%	182	180	0.4%	0.4%
Retail Banking	**505,555**	**499,121**	**22,799**	**23,125**	**4.5%**	**4.6%**	**7,395**	**7,746**	**1.5%**	**1.6%**
Lending	170,116	163,483	17,924	18,945	10.5%	11.6%	3,393	2,905	2.0%	1.8%
Daily Banking & Trade Finance	75,034	70,049	2,874	3,054	3.8%	4.4%	449	545	0.6%	0.8%
Financial Markets	18,928	10,892	484	705	2.6%	6.5%			0.0%	0.0%
Treasury & other	61,101	75,413	268	261	0.4%	0.3%	62	65	0.1%	0.1%
Wholesale Banking	**325,179**	**319,837**	**21,551**	**22,965**	**6.6%**	**7.2%**	**3,903**	**3,515**	**1.2%**	**1.1%**
Total loan book	**830,734**	**818,958**	**44,349**	**46,090**	**5.3%**	**5.6%**	**11,298**	**11,261**	**1.4%**	**1.4%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

Credit risk management

Total credit outstandings increased in 2Q2022, mainly due to increases at Wholesale Banking in Financial Markets, Lending and Daily Banking & Trade Finance, partially offset by decreases in Treasury & Other. Stage 2 outstandings decreased both in Wholesale Banking (on the back of repayments) and in Retail Banking following the end of the forbearance probation period for business lending related to payment holidays during the pandemic. Stage 3 outstandings were slightly higher as an increase in Wholesale Banking due to the downgrades of a few individual clients was only partially offset by an improved residential mortgage portfolio.

In 2Q2022, ING Group's stock of provisions decreased slightly due to write-offs. The Stage 3 coverage ratio decreased to 32.2% compared with 33.0% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance with generally low loan-to-value ratios.

ING Group: Stock of provisions[1]			
in € million	30 Jun. 2022	31 Mar. 2022	Change
Stage 1 - 12-month ECL	497	464	33
Stage 2 - Lifetime ECL not credit impaired	1,885	1,869	16
Stage 3 - Lifetime ECL credit impaired	3,635	3,714	-79
Purchased credit impaired	5	5	0
Total	**6,022**	**6,053**	**-31**

[1] At the end of June 2022, the stock of provisions included provisions for loans and advances to customers (€5,867 million), provisions for loans and advances to central banks (€40 million), loans and advances to banks (€35 million), financial assets at FVOCI (€40 million), securities at amortised cost (€21 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€19 million).

Market risk

The average Value-at-Risk (VaR) for the trading portfolio increased to €12 million from €10 million in 1Q2022.

ING Group: Consolidated VaR trading books				
in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	3	11	6	4
Equities	3	6	4	4
Interest rate	5	12	8	10
Credit spread	3	6	4	3
Diversification			-10	-10
Total VaR[1]	**9**	**17**	**12**	**10**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention to the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

10

ING Press Release 2Q2022

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account

	Retail Benelux			Netherlands			Belgium		
In € million	2Q2022	2Q2021	1Q2022	2Q2022	2Q2021	1Q2022	2Q2022	2Q2021	1Q2022
Profit or loss									
Net interest income	1,136	1,245	1,187	721	809	767	415	437	419
Net fee and commission income	357	322	334	224	194	209	133	127	125
Investment income	15	7	21	16	7	10	0	0	11
Other income	139	77	164	95	42	101	44	35	63
Total income	**1,647**	**1,651**	**1,705**	**1,056**	**1,052**	**1,087**	**591**	**599**	**618**
Expenses excl. regulatory costs	887	824	787	432	484	435	455	340	351
Regulatory costs	30	51	334	34	46	113	-4	5	220
Operating expenses	**917**	**875**	**1,120**	**466**	**530**	**549**	**450**	**345**	**571**
Gross result	**730**	**776**	**585**	**590**	**522**	**539**	**140**	**254**	**47**
Addition to loan loss provisions	39	23	-21	11	-55	-17	28	77	-4
Result before tax	**691**	**753**	**607**	**579**	**576**	**556**	**113**	**177**	**51**
Profitability and efficiency									
Net core lending growth (in € billion)	3.3	1.0	1.7	1.4	0.4	0.6	1.9	0.5	1.1
Net core deposits growth (in € billion)	7.3	2.9	1.7	6.5	4.2	2.9	0.8	-1.3	-1.3
Cost/income ratio	55.7%	53.0%	65.7%	44.1%	50.4%	50.5%	76.2%	57.6%	92.5%
Risk costs in bps of average customer lending	6	4	-4	3	-14	-4	12	35	-2
Return on equity based on 12.5% CET1[1]	18.2%	21.1%	16.6%	26.6%	31.5%	27.5%	6.8%	10.0%	2.9%
Risk-weighted assets (end of period, in € billion)	83.3	85.3	91.9	48.2	44.7	52.3	35.1	40.6	39.6

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income was impacted year-on-year by lower margins on mortgages. Interest income on liabilities was up slightly, due to higher volumes and the charging of negative interest rates. Sequentially, the net interest result also reflected lower interest income from mortgages due to the lengthening of the duration of the book and lower prepayment penalties. Interest income on liabilities was higher as volumes rose and margins improved further. The TLTRO III benefit was €10 million in this quarter, down just slightly from €11 million in 1Q2022, while 2Q2021 had included an €8 million benefit. Fee income grew on both comparable quarters, supported by increases in fees for payment packages and new service fees for business banking. Other income was up from 2Q2021, driven by high income in Treasury.

Net core lending increased by €1.4 billion in 2Q2022, reflecting €0.8 billion of higher mortgage volumes and a €0.6 billion increase in business lending. Net core deposits growth was €6.5 billion, mainly driven by the payment of holiday allowances.

Operating expenses declined year-on-year, as 2Q2021 had included €17 million of redundancy provisions and costs related to the accelerated closure of branches. Excluding these incidental items, expenses decreased 7.5%, reflecting lower staff- and office-space-related costs, as well as some releases from provisions. Sequentially, operating expenses excluding regulatory costs were down slightly.

Risk costs were €11 million, reflecting limited increases for the mortgage and consumer lending portfolios.

Retail Belgium (including Luxembourg)

Net interest income was affected year-on-year by margin compression on both mortgages and other lending (driven by higher funding costs) as well as on liabilities. Compared with 1Q2022, interest income was only slightly lower as liability margins are bottoming out, which helped to offset lower interest income from mortgages. The TLTRO III benefit was €10 million in this quarter, down slightly from €12 million in 1Q2022, while 2Q2021 had included a €10 million benefit. Fee income increased on both comparable quarters, primarily driven by price increases in payment packages and higher commissions on insurance products.

Net core lending increased by €1.9 billion compared with 1Q2022, of which €1.4 billion was in business lending and €0.4 billion in mortgages. Net core deposit growth was €0.8 billion and mainly reflects higher current account balances.

The second quarter of 2022 included €97 million of one-off costs, which were mostly restructuring costs related to the optimisation of the branch network. Expenses excluding incidental items and regulatory costs rose year-on-year and sequentially, reflecting both higher staff-related costs (due to mandatory and automatic indexation) as well as higher marketing expenses. These factors were only partly offset by a one-off VAT release in 2Q2022.

Risk costs were €28 million, of which half was in business lending.

ING Press Release 2Q2022

11

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account

	Retail Challengers & Growth Markets			Germany			Other Challengers & Growth Markets		
in € million	2Q2022	2Q2021	1Q2022	2Q2022	2Q2021	1Q2022	2Q2022	2Q2021	1Q2022
Profit or loss									
Net interest income	1,104	1,032	1,087	351	356	352	754	676	735
Net fee and commission income	253	232	275	113	108	136	140	124	139
Investment income	6	1	2	1	0	1	5	1	1
Other income	101	98	-21	37	23	62	64	75	-83
Total income	**1,465**	**1,362**	**1,344**	**502**	**488**	**552**	**963**	**874**	**792**
Expenses excl. regulatory costs	798	769	752	265	266	258	533	503	495
Regulatory costs	169	112	144	27	49	46	142	63	99
Operating expenses	**967**	**881**	**897**	**291**	**315**	**303**	**675**	**566**	**593**
Gross result	**498**	**482**	**447**	**210**	**173**	**249**	**288**	**309**	**198**
Addition to loan loss provisions	74	35	70	13	16	22	61	19	47
Result before tax	**423**	**447**	**377**	**197**	**158**	**226**	**227**	**289**	**151**
Profitability and efficiency									
Net core lending growth (in € billion)	3.8	4.4	3.9	2.0	2.2	1.7	1.8	2.2	2.3
Net core deposits growth (in € billion)	1.4	4.4	-8.7	0.5	3.8	-7.3	0.9	0.6	-1.4
Cost/income ratio	66.0%	64.6%	66.7%	58.1%	64.5%	54.9%	70.1%	64.7%	75.0%
Risk costs in bps of average customer lending	14	7	14	5	7	9	22	8	17
Return on equity based on 12.5% CET1[1]	13.1%	13.2%	10.9%	17.2%	11.4%	20.2%	10.6%	14.3%	5.2%
Risk-weighted assets (end of period, in € billion)	77.3	79.3	76.5	29.2	30.8	28.7	48.1	48.4	47.8

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany (including Austria in 2021)

Net interest income decreased slightly versus 2Q2021, which was entirely due to the discontinuation of ING's retail banking activities in Austria. Excluding Austria, net interest income rose, supported by higher margins on liabilities. Sequentially, net interest income was almost stable, as higher interest income from liabilities compensated for tightening lending margins and lower Treasury-related interest income. Fee income increased year-on-year, mainly visible in daily banking and mortgages, while investment product fees declined, reflecting lower trading volumes market-wide. Compared with 1Q2022, fee income was affected by a lower number of trades for investment products, which was partly compensated by higher daily banking fees. Other income was up on 2Q2021 but decreased versus 1Q2022 due to exceptionally high Treasury-related revenues in that quarter.

Net core lending growth in 2Q2022 was €2.0 billion, of which €1.8 billion was in mortgages. Net core deposits grew by €0.5 billion after three quarters of decline.

Operating expenses decreased year-on-year, reflecting our exit from the Austrian retail market and lower regulatory costs, as 2Q2021 had included a €30 million catch-up in regulatory costs following the Greensill insolvency. These factors compensated for the impact of annual salary increases and inflation. Sequentially, expenses excluding regulatory costs increased, mainly due to higher staff costs.

Risk costs were €13 million in 2Q2022 and primarily related to consumer lending.

Retail Other Challengers & Growth Markets

Net interest income in 2Q2022 was supported by higher margins on liabilities, notably in Poland and Australia after increases of their respective central bank interest rates, as well as by higher lending volumes. These factors more than compensated for negative currency impacts and tighter lending margins compared with both 1Q2022 and 2Q2021. Fee income was higher than one year ago, mainly driven by daily banking fees in Poland and Romania. Other income in 1Q2022 included a €150 million impairment on ING's equity stake in TTB, while 2Q2021 had contained the proceeds of the agreement with Raiffeisenbank related to ING's withdrawal from the retail banking market in the Czech Republic.

Net core lending growth was €1.8 billion in 2Q2022, mainly driven by mortgage growth in Australia and Spain as well as business lending growth in Poland. Net core deposits growth, which excludes France following the announced discontinuation of our retail activities in that market, was €0.9 billion and mainly reflected a net inflow in Spain.

Expenses excluding regulatory costs in 2Q2022 included €18 million of restructuring provisions related to the announced discontinuation of our retail banking activities in the Philippines and the refocusing of our partnership for insurance propositions. Excluding these incidental items, expenses rose versus both comparable quarters due to inflationary pressure in mainly Poland and Romania as well as investments in operational process improvements in Australia. Regulatory costs in 2Q2022 contained a €92 million one-off contribution to the new Institutional Protection Scheme in Poland.

Risk costs were €61 million and mainly reflected net additions in Poland, Spain and Romania.

12

ING Press Release 2Q2022

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account

	Total Wholesale Banking		
In € million	2Q2022	2Q2021	1Q2022
Profit or loss			
Net interest income	1,078	1,006	1,061
Net fee and commission income	280	302	324
Investment income	7	2	6
Other income	367	84	139
Total income	**1,732**	**1,394**	**1,530**
of which:			
Lending	793	743	800
Daily Banking & Trade Finance	402	318	379
Financial Markets	443	269	215
Treasury & Other	94	64	136
Total income	**1,732**	**1,394**	**1,530**
Expenses excl. regulatory costs	694	656	644
Regulatory costs	15	9	171
Operating expenses	**708**	**665**	**815**
Gross result	**1,024**	**730**	**715**
Addition to loan loss provisions	88	-149	939
Result before tax	**935**	**879**	**-224**
Profitability and efficiency			
Net core lending growth (in € billion)	3.0	-9.0	-5.2
Net core deposits growth (in € billion)	-0.6	-2.5	6.3
Cost/income ratio	40.9%	47.7%	53.3%
Income over average risk-weighted assets (in bps)[1]	419	387	391
Risk costs in bps of average customer lending	19	-33	205
Return on equity based on 12.5% CET1[2]	14.2%	14.9%	-4.3%
Risk-weighted assets (end of period, in € billion)	166.7	141.0	163.9

[1] Total income divided by average RWA (annualised).
[2] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Net interest income increased both sequentially and year-on-year, supported mainly by increased income in Payments and Cash Management (PCM), which benefited strongly from higher interest rates. Interest income included a €36 million TLTRO III benefit compared with €31 million in 2Q2021 and €37 million in 1Q2022.

Net fee and commission income decreased year-on-year, consistent with lower deal flow in both Global Capital Markets (GCM) and Corporate Finance. Sequentially, fee income declined due to lower syndicated deal activity in Lending and fewer deals in GCM.

Other income increased strongly both year-on-year and sequentially, mostly due to positive valuation adjustments and higher trading income in Financial Markets, which benefited from market volatility.

Net core lending increased by €3.0 billion in 2Q2022, of which €1.4 billion was attributable to Lending (mainly reflecting growth in term loans) and €1.4 billion to Working Capital Solutions. Net customer deposits showed an outflow of €0.6 billion, primarily in BMG and in Trade & Commodity Finance, which was only partly offset by higher deposits in PCM.

Expenses in 2Q2022 included €20 million of legal provisions compared with €18 million in 2Q2021. Excluding these provisions, expenses increased on both comparable quarters, mainly reflecting the impact of annual salary increases and high inflation as well as FX impacts. In the previous quarter, regulatory costs had included the annual contribution to the European Single Resolution Fund.

Net additions to loan loss provisions amounted to €88 million in 2Q2022, which is equivalent to 19 basis points of average customer lending. Risk costs were significantly lower than in 1Q2022, when €939 million of risk costs had been recognised, of which €834 million was related to our Russia-related exposure. This included a €297 million management overlay, which was released this quarter and largely replaced by provisions based on individual client assessments. Combined with a decrease in our Russia exposure, this led to a net reduction of €117 million in loan loss provisions for Russia.

The majority of the (mainly) Covid-19 related overlays taken in previous quarters was also released. These were replaced by a new overlay to reflect the risks from secondary impacts (such as an increase in energy prices, higher interest rates and inflation, as well as supply chain disruptions), resulting in a net addition of €83 million.

Furthermore, the more negative macroeconomic indicators had a significant impact on loan loss provisions this quarter, resulting in a net addition of €124 million.

Total net additions to Stage 3 provisions in 2Q2022 were €161

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Segment Reporting: Wholesale Banking

million, including a net addition of €58 million on our Russia-related exposure. Stage 1 and Stage 2 risk costs (including off-balance-sheet provisioning and modifications) were €-73 million. This amount mainly includes releases on our Russia-related exposure and on Covid-related sector overlays applied in previous quarters. It furthermore included the aforementioned additions for the update of macroeconomic indicators and management overlays to reflect the challenging market conditions.

Lending income grew year-on-year, driven by higher net interest income and a positive FX revaluation result in other income. Sequentially, total income for Lending decreased as lower syndicated deal activity led to a decline in commission income.

Daily Banking & Trade Finance income increased both year-on-year and sequentially, predominantly driven by higher PCM income (reflecting increasing interest rates and higher deposit levels) and increased income in Bank Mendes Gans (supported by higher customer balances). The previous quarter had included a €13 million revaluation gain on an associate, which was recorded in 'other income'.

Income for Financial Markets increased strongly both year-on-year and sequentially, driven by positive valuation adjustments and higher results in trading. The latter was mostly driven by increased income in Forex, Rates and Money Markets, which benefited from volatility on the markets following interest rate hikes, the strengthening of the US dollar and inflationary pressure. Commission income declined due to a lower deal flow in GCM.

The quarterly income of Treasury & Other increased year-on-year, driven by higher results from liquidity and money markets management as well as higher income from Corporate Investments. Sequentially, total income decreased as 1Q2022 had included high marked-to-market gains from hedge ineffectiveness and credit default swap positions. This could not entirely be offset by higher income from Corporate Finance and Corporate Investments.

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ING Press Release 2Q2022

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account

	Total Corporate Line			Corporate Line excl. IAS 29 impact			IAS 29 impact[1]		
In € million	2Q2022	2Q2021	1Q2022	2Q2022	2Q2021	1Q2022	2Q2022	2Q2021	1Q2022
Profit or loss									
Net interest income	147	56	80	133	56	80	15		
Net fee and commission income	-2	0	0	-4	0	0	1		
Investment income	2	0	0	2	0	0	0		
Other income	-309	52	-60	-62	52	-60	-247		
Total income	**-162**	**109**	**21**	**69**	**109**	**21**	**-231**		
Expenses excl. regulatory costs	146	123	113	103	123	113	43		
Regulatory costs	0	0	0	0	0	0	0		
Operating expenses	**146**	**123**	**113**	**103**	**123**	**113**	**43**		
Gross result	**-308**	**-14**	**-92**	**-34**	**-14**	**-92**	**-274**		
Addition to loan loss provisions	0	0	0	0	0	0	0		
Result before tax	**-308**	**-14**	**-92**	**-34**	**-14**	**-92**	**-274**		
of which:				0					
Income on capital surplus	2	-1	-10	2	-1	-10	0		
Foreign currency ratio hedging	127	71	97	127	71	97	0		
Other Group Treasury	-72	-40	-68	-72	-40	-68	0		
Group Treasury	56	31	19	56	31	19	0		
Other Corporate Line	-364	-45	-111	-90	-45	-111	-274		
Result before tax	**-308**	**-14**	**-92**	**-34**	**-14**	**-92**	**-274**		
Taxation	27	38	-63	24	38	-63	2		
Net result	**-335**	**-53**	**-29**	**-58**	**-53**	**-29**	**-277**		

[1] Hyperinflation accounting (IAS 29) has become applicable for ING's subsidiary in Turkey since 2Q2022 with restrospective application from 1 January 2022. ING Group N.V., as a non-hyperinflationary parent presenting its consolidated financial statements in euro, did not restate comparative periods. 2Q2022 includes the impact of the impairment of the inflated goodwill allocated to Turkey (€-32 million), recorded in operating expenses..

In 2Q2022, results in the Corporate Line were impacted by the application of hyperinflation accounting in the consolidation of our subsidiary in Turkey.

As inflation in Turkey has increased significantly, Turkey became a hyperinflationary economy for the purpose of IAS 29 in 2Q2022. When this happens, the reporting of operating results and financial position in the local currency without restatement is misleading, as the money loses purchasing power at such a fast rate that amounts from transactions occurring at different times become incomparable. Therefore, IAS 29 requires all financial information to be stated in terms of the purchasing power at the end of the reporting period using a general consumer price index.

The above-mentioned requirements of IAS 29 had to be applied retrospectively as of 1 January 2022 for ING Turkey. First, all non-monetary assets and liabilities (mainly property and equipment and right-of-use assets) as well as share capital have been indexed to the price level on 1 January 2022. This restatement of the opening balance had a slightly positive impact on the total equity of ING Group.

For the period between 1 January 2022 and 30 June 2022, the impact of indexation of non-monetary assets, liabilities and equity for inflation is recognised in the P&L. In the case of ING Turkey, where the largest indexation impact comes from equity, this led to a sizeable 'net monetary loss' for the period, which has been booked in P&L as part of 'other income' (but is largely offset in equity).

Furthermore, all individual P&L lines have been indexed to reflect the impact of the change in inflation since 1 January 2022. This is visible mainly in net interest income (€+15 million) and in operating expenses (€+11 million), with the overall impact being offset also in 'other income'.

Income, excluding the €-231 million net hyperinflation impact and a €72 million receivable related to the insolvency of a Dutch financial institution that had been recorded in 2Q2021, increased on both comparable quarters. This was mainly driven by higher results from foreign currency ratio hedging.

Expenses included a hyperinflation impact of €11 million (offset in 'other income') and a €32 million impairment loss related to the goodwill allocated to Turkey. Expenses in 2Q2021 had included a €22 million IT-related impairment. Excluding these incidental item costs, expenses decreased on the previous quarter and were slightly higher year-on-year.

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Share information

	2Q2022	1Q2022	4Q2021	3Q2021	2Q2021
Shares (in millions, end of period)					
Total number of shares	3,907.0	3,906.9	3,904.1	3,904.1	3,904.0
- Treasury shares	163.9	140.6	128.3	0.4	0.7
- Shares outstanding	3,743.0	3,766.4	3,775.8	3,903.6	3,903.3
Average number of shares	3,760.3	3,770.4	3,846.7	3,903.5	3,903.4
Share price (in euros)					
End of period	9.43	9.51	12.24	12.57	11.14
High	10.52	13.91	13.39	12.66	11.65
Low	8.70	8.47	11.24	10.08	10.10
Net result per share (in euros)	0.31	0.11	0.25	0.35	0.37
Shareholders' equity per share (end of period in euros)	13.79	14.20	14.28	14.20	14.40
Distribution per share (in euros)	0.17	-	0.41		0.48
Price/earnings ratio[1]	9.2	8.8	10.0	10.8	10.9
Price/book ratio	0.68	0.67	0.86	0.88	0.77

[1] Four-quarter rolling average.

Financial calendar

Ex-date for interim dividend in 2022 (Euronext Amsterdam)	Monday, 8 August 2022
Record date for interim dividend in 2022 entitlement (Euronext Amsterdam)	Tuesday, 9 August 2022
Record date for interim dividend in 2022 entitlement (NYSE)	Monday, 15 August 2022
Payment date interim dividend in 2022 (Euronext Amsterdam)	Monday, 15 August 2022
Payment date interim dividend in 2022 (NYSE)	Monday, 22 August 2022
Publication results 3Q2022	Thursday, 3 November 2022

All dates are provisional.

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in December 2021. As of September 2021, Sustainalytics considers ING's management of ESG material risk to be 'strong', and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers STOXX, Morningstar and FTSE Russell.

Further information

All publications related to ING's 2Q2022 results can be found at www.ing.com/2q2022, including a video with CEO Steven van Rijswijk. The 'ING ON AIR' video is also available on YouTube.

Additional financial information is available at www.ing.com/ir:
- ING Group Historical Trend Data
- ING Group Results presentation
- ING Group Credit Update presentation

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr.

16 ING Press Release 2Q2022

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and / or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2021 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING's business and operations and on ING's employees, customers and counterparties (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in 'benchmark' indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) regulatory consequences of the United Kingdom's withdrawal from the European Union, including authorizations and equivalence decisions (16) ING's ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write-down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (20) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (21) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters (28) inability to attract and retain key personnel (29) future liabilities under defined benefit retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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